

February 4, 2009

Robert A. Fehlman
Executive Vice President and Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71611

      Re: **Simmons First National Corporation**
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed January 20, 2009
             File No. 000-06253

Dear Mr. Fehlman:

      We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                                Sincerely,

                                Kate McHale
                                Staff Attorney